UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

   ANNOUNCEMENT

COSMOTE SIGNS AGREEMENT FOR THE SALE OF COSMOFON

Αthens, Μarch 30, 2009 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider announces that its subsidiary, Cosmote SA, signed today the agreements with Telekom Slovenije for the transfer of 100% stake of COSMOFON MOBILE TELECOMMUNICATIONS AD SKOPJE (“Cosmofon”) as well as GERMANOS TELECOM AD SKOPJE (GTS) to Telekom Slovenije. The transfer of 100% stake of Cosmofon to Telekom Slovenije will take place through the sale of Cosmote’s 100% owned subsidiary, OTE MTS HOLDING B.V. The total value of the transaction amounts to €190 mn.

Cosmofon launched its commercial operations in June 2003, under Cosmote’s management, holding the second mobile licence in FYROM. In August 2005, Cosmote acquired 100% of the company’s share capital. Cosmofon was the first to launch 3G-HSDPA services,in the market, in August 2008 and acquired six regional WiMax licenses, launching a nationwide WiMax network. With a strong telecommunications network and an extensive retail network countrywide, Cosmofon has a market share of approximately 30%. Through its integrated services offerings and multiple technology layers, Cosmofon is one of the most technologically advanced operators in the region. GERMANOS TELECOM AD SKOPJE is Cosmofon’s major distributor in the country with a network of 66 shops. GERMANOS TELECOM AD SKOPJE is a 100% subsidiary of GERMANOS SA, a member of the OTE Group.

N M ROTHSCHILD & Sons Ltd and Eurobank EFG TELESIS FINANCE S.A. acted as Cosmote’s financial advisors for the sale of its subsidiaries in FYROM.

The transaction is subject to final approvals by FYROM regulatory authorities.

About Telekom Slovenije

Telekom Slovenije Group (“Telekom“) is one of the most established telecommunication operators in South Eastern Europe (“SEE“) providing fixed lines, mobile and broadband services, construction and maintenance of communication cable network, web search engines, the publication of telephone directories and managing of databases and integrated business system solutions. The Group has more than 320,000 broadband connections, 1.5 million mobile users and 650,000 fixed telephony connections in the SEE region. In year 2008 the Group's net sales revenues reached EUR 842.4 million and EBITDA was EUR 312.2 million.

Telekom already has operations in the FYROM through On.net, the second largest internet service provider in the country.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania. At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share. Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Nektarios Papagiannakopoulos - Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eleni Agoglossaki- Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2007 filed with the SEC on June 24, 2008. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: March 30, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer